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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

             Resources Accrued Mortgage Investors L.P. - Series 86,
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                            (Name of Subject Company)

             Resources Accrued Mortgage Investors L.P. - Series 86,
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                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Michael Ashner
                             Resources Capital Corp.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

                              Mark I. Fisher, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877

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

Item 1. Security and Subject Company

      The name of the subject partnership is Resources Accrued Mortgage Investors L.P. Series 86, (the "Partnership"), a Delaware limited partnership, and the address of its principal executive offices is 5 Cambridge Center, 9th Floor, Cambridge, Massachusetts 02142. The title of the class of equity securities to which this Statement relates is Units of Limited Partnership Interest of the Partnership ("Units").

Item 2. Tender Offer of the Bidder

      This Statement relates to the tender offer of Bighorn Associates LLC (the "Purchaser"), a Delaware limited liability company, to purchase up to 148,000 outstanding Units at a purchase price of $22 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 17, 1999, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated November 17, 1999.

      The address of the executive offices of the Purchaser is 527 Madison Avenue, New York, New York 10022.

Item 3. Identity and Background

      (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

      (b) The Purchaser is wholly owned by Presidio Capital Investment Corp. ("Presidio"). Presidio also controls the general partners of the Partnership (collectively the "General Partner").

      Certain Relationships. The General Partner, an affiliate of the Purchaser, holds a 5% equity interest in the Partnership and thus receives, as a continuing interest in the Partnership, an amount equal to a 5% allocation of the Partnership's profits and losses and 5% of distributions. Resources Capital Corp., the Partnership's administrative general partner is entitled to receive an asset management fee for services rendered in the administration and management of the Partnership's operations equal to 1/4 of 1% per annum of the Net Asset Value of the Partnership, as defined in the Partnership's Limited Partnership Agreement. Payment of the asset management fee was deferred until commencement of the disposition of the Partnership's mortgage loans, with interest on the amount deferred at 10% per annum, compounded annually. The Partnership's administrative general partner earned $114,114, including accrued interest of $111,674 for the nine months ended September 30, 1998 while no asset management fee was earned for the nine months ended September 30, 1999. For the years ended December 31, 1998, 1997 and 1996, the Partnership's administrative general partner earned asset management fees of $75,334, $151,989 and $162,567, respectively, including accrued interest of $73,527, $144,758 and $158,607. In May 1999, the Partnership's administrative general partner was paid $891,608 representing interest on the deferred asset management fee. In addition, the Partnership's administrative general partner was paid asset management fees of $174,298 in August 1998, $193,426 in May 1997 and $54,134 in July 1997. At
September 30, 1999, the Partnership owed $460,892 in asset management fees.

      The Partnership's administrative general partner is also entitled to receive a mortgage servicing fee at an annual rate of 1/4 of 1% per annum of the principal balance of the Partnership's mortgage loans outstanding from time to time. Payment of the mortgage servicing fee is deferred until disposition of the applicable mortgage loan, with interest on the amount deferred at 10% per annum, compounded annually. The Partnership's administrative general partner earned $33,352, including accrued interest of $10,356 for the nine months ended September 30, 1998, while no mortgage servicing fee was earned for the nine months ended September 30, 1999. For the years ended December 31, 1998, 1997 and 1996, the Partnership's administrative general partner earned mortgage servicing fees of $33,943, the $71,880 and $93,527, respectively, including accrued interest of $20,378, $42,817 and $28,120. In addition, the Partnership's administrative general partner was paid mortgage servicing fees of $43,528 in August 1998, $381,648 in July 1998, $197,600 in June 1997, $58,900 in May 1997
and $86,827 in June 1996.

      A conflict of interest exists for the General Partner continuing the Partnership and receiving the fees described above and liquidating the Partnership.

      In addition, affiliates of the General Partner hold a 5% special limited partnership interest in West Palm Associates Limited Partnership ("West Palm") and promissory notes of West Palm which are secured by an approximate 35.7% limited partner interest in West Palm. West Palm is the obligor under a second mortgage note with a current principal balance of $5,000,000 (the "Note") held by the Partnership. The Note bears interest at 7% per annum and matures in February 2017. West Palm is not required to make any payments of principal or interest until maturity. West Palm has approached the Partnership with a proposal to restructure the Note. The current proposal to restructure the Note provides for the Partnership to receive from the proceeds of a sale of the property owned by West Palm, after satisfaction of all prior loans (which include a first mortgage loan with a current balance of approximately $38,600,000), certain expenses and closing costs, an amount equal to the first $1,200,000 of the remaining sale proceeds, if any, plus 60% of all additional sales proceeds. The General Partner is currently evaluating this proposal. As a result of the interest which affiliates of the General Partner hold in West Palm, a conflict of interest could arise in connection with the proposal to restructure the Note.

      On October 14, 1999, Allan Rothschild, the then President of the Partnership's administrative general partner, received a telephone call from C.E. Patterson, President of Mackenzie Patterson, Inc., an affiliate of certain purchasers in the offer being made by Sutter Opportunity Fund, LLC and its affiliates (the "Sutter Offer") pursuant to a tender offer statement on Schedule 14D-1 dated November 3, 1999, as amended by Amendment No. 1 to Schedule 14D-1 dated November 12, 1999 (the "Sutter Amendment"). During the telephone conversation, Mr. Patterson indicated that his affiliates were interested in acquiring the Partnership, including the General Partner's interest in the Partnership. Mr. Rothschild responded that the General Partner's interest was not for sale and that any offer to acquire the Partnership would be evaluated in light of the best interests of the limited partners.

      On October 15, 1999, Mr. Rothschild received a letter from Mr. Patterson containing an offer to purchase the General Partner's interest in the Partnership for $600,000 in conjunction with an offer to purchase all of the limited partnership interests in the Partnership for $12 per Unit (subject to possible upward adjustment). Mr. Patterson indicated in his letter that he would expect the proposed transaction to close in January 2000. Mr. Patterson's letter also contained an implied threat to proceed on a hostile basis if his "friendly" approach failed.

      The General Partner did not consider the Patterson offer to be in the best interest of the Partnership or its limited partners. Accordingly, neither Mr. Rothschild nor any other representative of the General Partner responded to the Patterson offer.

      On November 3, 1999, the General Partners received a letter from counsel to the purchasers in the Sutter Offer notifying it of the Sutter Offer and providing a copy of the offering materials related thereto. The letter also contained a request that the Partnership comply with certain provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by either providing the purchasers in the Sutter Offer with a list of the name and address of, and the number of Units held by, each limited partner of the Partnership, or agreeing to mail the Sutter Offer offering materials to limited partners.

      On November 5, 1999, a representative of the General Partner telephoned a representative of the purchasers in the Sutter Offer and stated that the Partnership would neither provide the requested list of limited partner information nor agree to mail the Sutter Offer offering materials, and that a letter from the Partnership's legal counsel would be forthcoming.

      On November 5, 1999, the Partnership's legal counsel mailed a letter written on behalf of the Partnership to a representative of the purchasers in the Sutter Offer. In the letter counsel indicated that (i) the Sutter Offer was for the purchase of any and all outstanding Units; (ii) the Partnership's agreement of limited partnership prohibited the assignment of units which would in the opinion of counsel for the Partnership result in a termination of the Partnership under the Internal Revenue Code and any such purported assignment was void and ineffectual, (iii) the Sutter Offer specifically acknowledged that the Partnership could terminate for federal income tax purposes as a result of the consummation of the Sutter Offer and (iv) the provisions of the Partnership's agreement of limited partnership prevent the Sutter Offer from being fully consummated in accordance with its terms and, accordingly, the Partnership was not required to comply with the November 3rd request.

      On November 12, 1999 (i) the purchasers in the Sutter Offer filed the Sutter Amendment and made a new request that the Partnership comply with certain provisions of the Exchange Act by either providing the purchasers in the Sutter Offer with a list of the name and address of, and the number of Units held by, each limited partner of the Partnership, or agreeing to mail the Sutter Offer offering materials to limited partners and (ii) the Partnership notified the purchasers in the Sutter Offer that the Partnership had elected to comply with all of the provisions of Rule 14d-5(b) under the Exchange Act.

      In a letter to limited partners dated November 16, 1999, the Partnership disclosed that limited partners would be receiving an offer from an affiliate of the General Partner to purchase Units at a price substantially above the price provided for in the Sutter Offer.

      On November 16, 1999, the Partnership filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Sutter 14D-9") recommending that limited partners not tender their Units in the Sutter Offer.

Item 4. The Solicitation or Recommendation

      Because the Purchaser is an affiliate of the General Partner, the Partnership is making no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer.

Item 5. Persons Retained, Employed or to be Compensated

      None.

Item 6. Recent Transfers and Intent with Respect to Securities

      None.

Item 7. Certain Negotiations and Transactions by the Subject Company

      In August 1999, an entity in which the Partnership held an equity participation sold its sole asset, a 146,470 square foot office building in Berkeley, California, to an unaffiliated third party. In connection with this sale, the Partnership received $3,887,555 representing repayment of an outstanding $550,000 note and its share of participation in sale proceeds. As a result of the receipt of the foregoing payments, the Partnership anticipates that it will be making a distribution from its current cash reserves within the next ninety days. It is not possible at this time to determine the exact amount of the distribution as cash reserves will be retained for both anticipated and unanticipated future Partnership needs.

Item 8. Additional Information to be Furnished

      None.

Item 9. Material to be Filed as Exhibits

      The following Exhibits are filed herewith:

      Exhibit a(i)      Letter from the Partnership to limited partners, dated
                        November 17, 1999.

      Exhibit (b)       None.

      Exhibit (c)(i)    Letter from the Partnership to limited partners, dated
                        November 16, 1999 (incorporated by reference to Exhibit
                        (a)(i) to the Sutter 14D-9).

      Exhibit (c)(ii)   The Sutter 14D-9 is incorporated by reference.

      Exhibit (c)(iii)  Letter from C.E. Patterson to Alan Rothschild, dated
                        October 13, 1999 (incorporated by reference to Exhibit
                        (c)(i) to the Sutter 14D-9).

      Exhibit (c)(iv)   Letter from counsel to the purchasers in the Sutter
                        Offer, to the General Partners, dated November 2, 1999
                        (incorporated by reference to Exhibit (c)(ii) to the Sutter 14D-9).

      Exhibit (c)(v)    Letter from legal counsel to the Partnership to
                        representatives of the purchasers in the Sutter Offer, dated November 5, 1999 (incorporated by reference to Exhibit (c)(iii) to the Sutter 14D-9).

      Exhibit (c)(vi)   Letter from legal counsel to the purchasers in the
                        Sutter Offer to the Partnership, dated November 12, 1999
                        (incorporated by reference to Exhibit (c)(iv) to the Sutter 14D-9).

      Exhibit (c)(vii)  Letter from legal counsel to the Partnership to the purchasers in the Sutter Offer, dated November 12, 1999 (incorporated by reference to Exhibit (c)(v) to the Sutter 14D-9).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        RESOURCES ACCRUED MORTGAGE
                                        INVESTORS L.P. - SERIES 86

                                        By: Resources Capital Corp.,
                                              Administrative General Partner


Date: November 17, 1999                 By: /s/ Michael Ashner
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                                                President